Mail Stop 3-8


									June 20, 2005




Mr. Richard L. Boughrum
Chief Financial Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 200
Costa Mesa, California 92626


		RE:	Commerce Energy Group, Inc.
			Form 8-K filed June 14, 2005
			File No.  1-32239

Dear Mr. Boughrum:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.	Please tell us why the adjustments recorded in the second and third quarter of fiscal 2005 were not treated as prospective changes in estimates. In this regard, it may be helpful to explain the specific nature of the control deficiency identified.
2. Please note that if, based on what they now know regarding the existence of material weaknesses in your internal controls, your certifying officers have concluded that their previous conclusions about effectiveness were incorrect, then you must disclose this determination. In this regard, you disclose in your Form 10-Q/A for the period ended January 31, 2005 that your disclosure controls and procedures were effective as of the end of the period covered by the report. We are unclear as to how your discovery of these errors did not affect your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this Form 10-Q/A. Likewise, we are unclear as to how your discovery of these errors in the fourth quarter did not affect the related conclusions disclosed in your Form 10-Q for the period ended
April 30, 2005.  Please advise.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

									Sincerely,



									Anthony Watson

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Mr. Richard L. Boughrum
Chief Financial Officer
Commerce Energy Group, Inc.
June 20, 2005
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